Exhibit 99.1

Genius Group calls EGM to approve share buyback, cancels rights offering.

SINGAPORE, February 12, 2025 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered, Bitcoin-first education group, announced today that its Board of Directors (the “Board”) has called for an EGM for shareholders to authorize the Board to carry out a share buyback of up to 20% of the issued share capital of the Company, and to approve the creation of a new class of ordinary shares and preferred shares.

In light of the Company’s current share price below the exercise price of its previously announced rights offering, the Board has also voted to cancel the rights offering at this time. The Company will continue with its plan to increase its Bitcoin Treasury via its reserves and other funding means available to it.

All affected offering rights exercised by Holders will expire without value and all subscription payments received from Holders that exercised offering rights will be returned by the Subscription Agent promptly, without interest or penalty.

Genius Group CEO, Roger Hamilton, said “At Genius Group’s current share price, its market capitalization is 50% of the value of its Bitcoin Treasury, and 30% of the Company’s net asset value. Our Board is committed to building shareholder value, and taking the appropriate actions in response to market conditions.”

“We have a strong growth plan for profitable growth in 2025, and we believe that with the support of our long term shareholders at our upcoming EGM we will be well positioned to build our company value relative to our asset and treasury growth.”

Items to be voted on by shareholders at the EGM include:

●	Approval for the Board to buy back up to 20% of the Company’s issued share capital, in the event of the Company’s share price dropping to an excessively low level relative to the Company’s Bitcoin Treasury value and net asset value.

●	Approval for the Company’s Constitution to be amended, to permit the issuance of a new class of preference shares with dividends payable; the additional terms of which will be determined in due course.

●	Approval for the Company’s Constitution to be amended, to permit the issuance of a new class of ordinary shares that will carry 10 votes per share; the additional terms of which will be determined in due course.

The record date for the upcoming EGM will be February 24, 2025.

About Genius Group

Genius Group (NYSE: GNS) is a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 5.4 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit www.geniusgroup.net.

For more information, please visit https://www.geniusgroup.net/

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contacts

MZ Group - MZ North America

(949) 259-4987

GNS@mzgroup.us

www.mzgroup.us